

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 7, 2009

Mr. Zhi Jian Zeng
Chief Executive Officer
Asian Trends Media Holdings, Inc.
Suite 1902, 19th Floor, Tower II, Kodak House
Quarry Bay, Hong Kong

> **Re:** **Asian Trends Media Holdings, Inc.**
> **Item 4.01 Form 8-K**
> **Filed March 16, 2009**
> **File No. 0-52020**

Dear Mr. Zhi Jian Zeng:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Ta Tanisha Meadows
Staff Accountant